Exhibit 99.1

BitFuFu Announces

Full Year 2024 Unaudited Financial Results

SINGAPORE, March 25, 2025 (GLOBE NEWSWIRE) – BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a global leader in Bitcoin mining and comprehensive mining services, today announced its unaudited financial results for the full year ended December 31, 2024.

Full Year 2024 Financial Highlights

●	Total revenue was US$463.3 million in 2024, representing an increase of 63.1% from US$284.1 million in 2023

●	Revenue from cloud-mining solutions was US$271.0 million in 2024, representing an increase of 52.2% from US$178.0 million in 2023

●	Revenue from Bitcoin self-mining operations was US$157.5 million in 2024, representing an increase of 57.2% from US$100.2 million in 2023

●	Net income was US$54.0 million in 2024, representing an increase of 414.3% from US$10.5 million in 2023

●	Adjusted EBITDA (a non-GAAP metric) was US$117.5 million in 2024, representing an increase of 181.8% from US$41.7 million in 2023

●	Combined balance of cash and cash equivalents and digital assets[1] were US$175.1 million as of December 31, 2024, representing an increase of 130.4% from US$76.0 million as of December 31, 2023

“In 2024, we delivered another year of strong financial performance, driven by continued revenue growth across both our cloud-mining solutions and self-mining businesses,” said Leo Lu, Chairman and CEO of BitFuFu. “The past year was a pivotal one for BitFuFu, highlighted by our successful listing on NASDAQ in March and our strategic transition in the second half of the year from a purely asset-light model to a hybrid model that combines asset-light operations with ownership of data center assets. We now have 164 MW of secured capacity and have clear line of sight toward our goal of adding 1 GW of incremental capacity by the end of 2026. Our cloud mining business continued to gain strong traction, finishing 2024 with nearly 600,000 registered users—almost double the total at the end of 2023.

“Looking ahead to 2025, we are well-positioned for another year of robust revenue growth. We expect our mining capacity to reach approximately 33 EH/s and hosting capacity to be in the range of 650 MW to 800 MW by year-end. At the same time, we plan to further optimize our cost structure through the acquisition of datacenters with competitive electricity pricing, along with fleet upgrades enabled by the framework agreement with our strategic partner Bitmain for the purchase of up to 80,000 S21 series miners. We remain confident in the long-term value of Bitcoin and focus on delivering enhanced value to both our customers and shareholders.”

[1]	The BTC collateral receivable was not included in the balance of digital assets; and BTC was measured at fair value.

Full Year 2024 Operational Highlights

●	Hosting capacity increased to 551 MW as of December 31, 2024, compared with 515 MW as of December 31, 2023.

●	Total mining capacity increased by 2.6% to 23.5 EH/s as of December 31, 2024, compared to 22.9 EH/s as of December 31, 2023

●	Cloud-mining registered users increased by 94.5% to 591,751 as of December 31, 2024 compared to 304,270 as of December 31, 2023

●	Bitcoin (“BTC”) production from self-mining operations decreased by 29.1% to 2,537 BTCs in 2024, compared to 3,577 BTCs in 2023

●	BTC production by customers from cloud-mining solutions decreased by 26.8% to 4,947 BTCs in 2024, compared to 6,756 BTCs in 2023

●	BTC owned by the Company increased by 45.8% to 1,720 BTCs as of December 31, 2024, compared to 1,180 BTCs as of December 31, 2023

●	Cost to mine BTC[2] from self-mining operations in 2024 averaged US$47,496 per BTC, compared to US$28,200 per BTC in 2023

	As of December 31,
Metric	2024	2023
Hosting capacity (MW)	551	515
Total mining capacity under management (EH/s) (1)	23.5	22.9
Cloud-mining registered Users	591,751	304,270
BTC Holdings (2)	1,720	1,180

	For the Year ended December 31
	2024	2023
BTC Produced
From BitFuFu self-mining operations	2,537	3,577
By customers from cloud-mining solutions (3)	4,947	6,756
Average BTC produced per day by customers and BitFuFu	20.5	28.3

(1)	Defined as the hash rate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hash rates are estimates based on the manufacturers’ specifications.

(2)	Included 633 BTCs as collateral for loans and miner procurement payables as of December 31, 2024 (2023: Nil), and excluded BTC produced by cloud-mining customers.

(3)	Defined as the amount of BTC that was produced during the year by customers using mining capacity purchased from cloud-mining solutions.

[2]	Included all direct costs such as electricity fees, hosting fees and purchased hash rate cost, but excluded depreciation.

Full Year 2024 Financial Review

●	Revenue

Total revenue in 2024 was US$463.3 million, representing an increase of 63.1% from US$284.1 million in 2023. This growth was driven by the growth in both our cloud mining and self-mining operations.

Revenue from cloud-mining solutions in 2024 was US$271.0 million, representing an increase of 52.2% from US$178.0 million in 2023, primarily due to (i) increases in repeat purchases of cloud-mining services from both existing customers and new customers acquired during the year of 2024, and (ii) increase in average selling price. Revenue from existing customers was US$208.4 million and revenue from new customers was US$62.6 million in 2024, accounting for 76.9% and 23.1% of total revenue from cloud-mining solutions, respectively. BitFuFu realized a net dollar retention rate of 117.1% for the whole year of 2024, which was calculated by dividing the amount of recurring revenue in 2024 by the amount of revenue in 2023, reflecting strong customer satisfaction and loyalty and the Company’s ability to maintain a substantial portion of revenue from existing customers, essential for driving long-term sustainable growth.

Revenue from Bitcoin self-mining operations in 2024 was US$157.5 million, representing an increase of 57.2% from US$100.2 million in 2023, primarily due to an 77.2% year-over-year increase in the average hash rate used for self-mining operations and a 128.4% year-over-year increase in the annual average price of BTC, which was partially offset by a decrease in BTC output per tera-hash. BTC production from self-mining operations decreased by 29.01% to 2,537 BTCs in 2024, from 3,577 BTCs in 2023. The decrease in BTC production was primarily due to increased blockchain difficulty following the April 2024 Bitcoin halving event and the migration of self-owned mining machines from high-cost to low-cost hosting facilities in the second half of 2024, which resulted in temporary off-rack periods and reduced uptime. This migration ultimately positions the Company for greater long-term efficiency and profitability.

Revenue from selling of mining equipment in 2024 was US$30.5 million, while there was no such revenue in 2023. With the rise in BTC price during 2024, especially during the fourth quarter, the mining equipment transaction market became more active. We seized the opportunity and completed several sales transactions in the fourth quarter of 2024.

Revenue from hosting services and others in 2024 was US$4.3 million, representing a decrease of 27.1% from US$5.9 million in 2023. The decrease was primarily due to the termination of hosting services by certain customers.

In 2024, revenues from cloud-mining solutions, Bitcoin self-mining operations, selling of mining equipment, hosting services and others accounted for 58.5%, 34.0%, 6.6%, and 0.9% of our total revenue in 2024, respectively.

●	Cost of Revenue

Cost of revenue in 2024 was US$433.6 million, representing an increase of 59.8% from US$271.4 million in 2023. The increase was in line with the increase in our total revenue and was primarily due to costs associated with the expansion of the Company’s cloud-mining solutions and self-mining operations, as well as the resumption of selling of mining equipment in 2024.

●	Operating Expenses

Sales and marketing expenses in 2024 were US$7.5 million, increased significantly from US$1.9 million in 2023. Sales and marketing expenses included share-based compensation expenses of US$4.5 million, compared to no such expense in 2023.

General and administrative expenses in 2024 were US$25.3 million, representing an increase of 583.8% from US$3.7 million in 2023, primarily due to (i) US$17.6 million share-based compensation expenses which was nil during last year, (ii) US$2.3 million increase in legal and other consulting expenses along with the expansion of the Company’s business development activities, and (iii) other expenses attributable to being a public company following BitFuFu’s listing in March 2024.

Research and development expenses in 2024 were US$5.6 million, representing an increase of 229.4% from US$1.7 million in 2023. Research and development expenses included share-based compensation expenses of US$3.9 million, compared to no such expense in 2023.

Beginning from January 1, 2024, the Company implemented the early adoption of FASB fair value accounting rules, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets. The Company recognized a non-cash fair value gain of US$44.3 million on BTC, reflecting a favorable mark-to-market adjustment of BTC price in 2024.

Due to the increase in the volume of BTC sold in 2024, the Company recognized a US$31.3 million gain on the sale of digital assets, compared to US$18.2 million during 2023. The remaining BTC held by the Company is being retained for further potential capital appreciation.

●	Net Income

Net income in 2024 was US$54.0 million, representing a significant increase from US$10.5 million in 2023.

●	Adjusted EBITDA

Adjusted EBITDA in 2024 was US$117.5 million, representing a significant increase from US$41.7 million in 2023.

●	Liquidity and Capital Resources

As of December 31, 2024, the Company had cash and cash equivalents and digital assets of US$175.1 million, compared with US$76.0 million as of December 31, 2023. The increase was mainly due to (i) funds raised in connection with the Company’s business combination and listing on NASDAQ in March 2024; (ii) BTCs mined and received from business operations in 2024; and (iii) the appreciation on the value of BTCs held by the Company.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Tuesday, March 25, 2025 (8:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: https://edge.media-server.com/mmc/p/psxtq5kh

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com.

About BitFuFu Inc.

BitFuFu is a global leader in Bitcoin mining and comprehensive mining services, providing customers with one-stop solutions including cloud-mining. BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with BITMAIN, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metrics in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization, and (3) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, Non-GAAP financial measure is not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measure has limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of Net Profit And Adjusted EBITDA (Unaudited)” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the full year of 2024 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

BitFuFu Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(In thousands, except share and per share data)

	For the years ended December 31,
	2024	2023

Total revenues	$463,330	$284,106

Cost of revenues
Cost of revenues incurred to a related party	(177,162)	(166,541)
Cost of revenues incurred to third parties	(231,715)	(80,397)
Cost of revenues – depreciation and amortization	(24,731)	(24,455)
Total cost of revenues	(433,608)	(271,393)

Gross profit	29,722	12,713

Operating (expenses)/income
Sales and marketing expenses	(7,462)	(1,863)
General and administrative expenses	(25,271)	(3,682)
Research and development expenses	(5,599)	(1,741)
Credit loss provision for receivables	-	(100)
Impairment loss on digital assets	-	(6,987)
Impairment loss on mining equipment	(8,077)	-
Unrealized fair value gain on digital assets	44,287	-
Realized gain on sales of digital assets	31,326	18,231
Total operating income, net	29,204	3,858

Operating income	58,926	16,571

Investment income	7,686	-
Interest expense	(6,328)	(5,536)
Interest income	1,624	1,055
Other income/(expenses), net	(277)	587
Income before income taxes	61,631	12,677
Income tax expense	(7,668)	(2,183)
Net income and total comprehensive income	53,963	10,494

Earnings per share:
Ordinary shares – basic and diluted (US$)	0.34	0.07

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	160,988,011	150,000,000

BitFuFu Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	As of December 31,
	2024	2023

ASSETS
Current assets:
Cash and cash equivalents	$45,111	$32,005
Digital assets	129,940	43,979
Digital assets collateral receivable	12,569	-
Accounts receivable, net	10,926	3,838
Amount due from related parties	33,116	38
Prepayments	21,651	39,566
Inventory	246	-
Other current assets	11,710	1,843
Total current assets	265,269	121,269

Non-current assets:
Equipment, net	55,981	81,857
Digital asset collateral receivables	47,827	-
Deposits	-	2,683
Deferred tax assets, net	8,601	4,224
Total non-current assets	112,409	88,764

Total assets	377,678	210,033

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	14,119	806
Contract liabilities	15,757	47,724
Taxes payable	1,733	2,233
Accrued expenses and other payables	8,773	5,368
Obligation to return collateral digital assets	21,436	-
Amount due to a related party	1,579	30,229
Total current liabilities	63,397	86,360

Non-current liabilities:
Long-term loans	34,950	-
Long-term payables	101,301	102,435
Deferred tax liabilities, net	15,568	3,904
Total non-current liabilities	151,819	106,339

Total liabilities	215,216	192,699

Total shareholders’ equity	162,462	17,334

Total liabilities and stockholders’ equity	377,678	210,033

BitFuFu Inc.

Reconciliation of Net Profit And Adjusted EBITDA (Unaudited)

(In thousands)

	For the years ended December 31,
	2024	2023
Net profit	$53,963	$10,494
Add: Interest expenses, net	4,704	4,481
Add: Income tax expense	7,668	2,183
Add: Depreciation	24,731	24,501
Add: Impairment loss on mining equipment	8,077	-
Add: Share-based Compensation	26,065	-
Minus: Non-recurring investment income	(7,686)	-
Adjusted EBITDA	117,522	41,659